

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 17, 2009

<u>Via U.S. Mail</u>

Ms. Laurie McKenzie-Carter
Chief Financial Officer
International Isotopes Inc.
4137 Commerce Circle
Idaho Falls, Idaho 83401

      **Re: International Isotopes Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2008
         Filed March 26, 2009
         Forms 10-Q for the Quarterly Periods Ended March 31, and
          June 30, 2009
         File No. 000-22923**

Dear Ms. McKenzie-Carter:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Jeff Jaramillo
                  Accounting Branch Chief